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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
Of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Matrix Pharmaceutical, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

Michael D. Casey
Chairman, President and Chief Executive Officer
347000 Campus Drive
Fremont, California 94555
(510) 742-9900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Thomas E. Sparks, Esq
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 1 TO SCHEDULE 14D-9

        This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission on January 14, 2002 by Matrix Pharmaceutical, Inc. (the "Company") and amended and supplemented thereby (as amended and supplemented, the "Schedule 14D-9"), relating to a tender offer commenced by Manon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Chiron Corporation, a Delaware corporation, on January 14, 2002 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated rights to purchase preferred stock issued pursuant to a rights agreement dated May 18, 1995.

        The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit (filed herewith).

Exhibit No.	Description
(a)(10)	Joint Press Release issued by the Company and Chiron on February 12, 2002.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002	/s/ MICHAEL D. CASEY Chairman, President and Chief Executive Officer

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AMENDMENT NO. 1 TO SCHEDULE 14D-9
SIGNATURE